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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           DUTCHFORK BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26704P108
                                 (CUSIP Number)

       J. Thomas Johnson, 1735 Wilson Road, Newberry, South Carolina 29108
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 2003
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.



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                                                                   SCHEDULE 13D

CUSIP No.  26704P108

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       J. Thomas Johnson
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /_/
                                                                        (b) /_/
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   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       PF; OO
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                       7   SOLE VOTING POWER
      NUMBER OF            39,721 (excluding 23,409 shares subject to options)
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY         ---------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            24,881 (not including 23,409 shares subject to
       PERSON              options, 9,363 shares of restricted stock subject
        WITH               to vesting, 3,559 shares allocated under the Newberry
                           Federal Savings Bank Employee Stock Ownership Plan
                           and 1,918 shares held by the Newberry Federal Savings
                           Bank Directors Deferred Compensation Plan)
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
       63,130 shares (including 23,409 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /_/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.48% of 1,151,250 shares of common stock outstanding as of December 22, 2003 (including 23,409 shares that may be acquired within sixty days by exercising options).
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
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Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of DutchFork Bancshares, Inc. (the "Company"), a Delaware corporation, whose principal executive offices are at 1735 Wilson Road, Newberry, South Carolina 29108.

Item 2.     Identity and Background
            -----------------------

            (a)   This Schedule 13D is being filed by J. Thomas Johnson.

            (b) Mr. Johnson's business address is DutchFork Bancshares, Inc., 1735 Wilson Road, Newberry, South Carolina 29108.

            (c) Mr. Johnson is the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Johnson is also the Chairman of the Board and Chief Executive Officer of Newberry Federal Savings Bank (the "Bank"), the Company's wholly-owned subsidiary, which has the same principal executive office as the Company.

            (d) Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Johnson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Johnson is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      15,606 shares of restricted stock were acquired by Mr. Johnson as a result of being allocated such shares under the DutchFork Bancshares, Inc. 2001 Stock-Based Incentive Plan. Of those shares, 6,243 shares have vested and 9,363 shares remain unvested. The stock awards vest in five equal annual installments commencing on February 20, 2002. Mr. Johnson has voting power over these restricted stock awards. These shares were acquired by Mr. Johnson without cash payment but in consideration of services rendered to the Company and the Bank. Mr. Johnson currently owns 3,664 of the vested stock awards.

      3,559 shares were acquired by Mr. Johnson as a result of being allocated such shares under the Newberry Federal Savings Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Johnson without cash payment but in consideration of services rendered to the Company and the Bank.


                                  Page 3 of 6

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      1,918 shares were acquired by Mr.  Johnson as a result of being  allocated
such  shares  under  the  Newberry   Federal  Savings  Bank  Director   Deferred
Compensation Plan. These shares were acquired by Mr. Johnson without cash payment but in consideration of services rendered to the Company and the Bank.

      21,217 shares were acquired by Mr. Johnson under Newberry Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust.

      23,409 shares may be acquired by Mr. Johnson upon the exercise of stock options under the DutchFork Bancshares, Inc. 2001 Stock-Based Incentive Plan. These shares are exercisable within sixty days of December 30, 2003. The exercise price for each of these options is $16.4375.

Item 4.     Purpose of Transaction
            ----------------------

      The shares covered by this Schedule 13D are being held for investment purposes. Mr. Johnson may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as director, President and Chief Executive Officer of the Company and as director, Chief Executive Officer and President of Newberry Federal Savings Bank, Mr. Johnson does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g)   changes   in  the   Company's   charter,   bylaws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  Page 4 of 6

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      (i)   a class of equity  securities of the Company  becoming  eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j)   any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) Mr. Johnson beneficially owns 63,130 shares, representing 5.48% of the 1,151,250 shares of the Company's common stock deemed outstanding for such purpose. In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the shares deemed outstanding include 23,409 shares that Mr. Johnson may acquire within sixty days pursuant to exercisable options.

      (b) Mr. Johnson has sole voting power over 39,721 shares, which excludes 23,409 shares subject to option.

          Mr. Johnson has sole dispositive power over 24,881 shares, which does not include 23,409 shares subject to options, 9,363 shares allocated to Mr. Johnson's account under the DutchFork Bancshares, Inc. 2001 Stock-Based Incentive Plan, 3,559 shares allocated under the Newberry Federal Savings Bank Employee Stock Ownership Plan and 1,918 shares held by the Newberry Federal Savings Bank Director Deferred Compensation Plan.

      (c) Mr. Johnson has not effected any transactions in the common stock of the Company during the past sixty days.

      (d) Not applicable.

      (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings, and Relationships with
            ---------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Johnson and any person with respect to any securities of the Company.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      None.



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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


January 7, 2004                By:  /s/ J. Thomas Johnson
                                    --------------------------------------
                                    J. Thomas Johnson







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